IMPERIAL

RECEIVED
2008 JAN 23 A 10:15

8 January 2008

08000364

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 30/11/2007 – Chairman's Address to AGM
- 30/11/2007 – Proceedings at AGM

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

IMPERIAL

IMPERIAL CORPORATION LIMITED

ANNUAL GENERAL MEETING 2007

Chairman's Address

CORPORATE MISSION

- Develop Empire Energy (75% owned) to a US$200m company within 2 years
- Consolidate energy assets by assigning future Carrolltown Joint Venture interests to Empire Energy
- Delays in progressing Empire Energy strategy while project debt financing facility implemented
- Seek opportunities to enhance investment portfolio:
  - Bemax Resources (45.5m shares) A$11.25m (+212%)
  - Central Rand Gold (600,000 shares) A$1.45m (+1500%)
  - Others A$0.24m
- Identify and develop other medium term resource investment opportunities

IMPERIAL

STRATEGY

- Prime focus to develop Empire Energy (established December 2006) through
  - Low risk strategy, all wells are onshore, shallow (<6,000ft) development wells
  - Acquisition and aggregation of oil and gas production and reserves
  - *Organic growth through undeveloped reserves*
  - Increase acreage through new oil and gas leases
  - Favourable market dynamics
    - Steady natural gas prices
    - High oil prices
    - Long term hedging opportunities
  - Repeatable, low risk value creation
- Finalise documentation for US$50m Revolver and US$50m Term Debt Facility with Macquarie Bank.

EMPIRE energy

IMPERIAL

BUSINESS STRATEGY

- Initial focus is production & development of natural gas in the NE USA.
- Low cost development drilling and connection to transportation. Target CAPEX to bring wells on line for <$200,000 per well, with average reserves of between 150,000 Mcf to 200,000 Mcf per well
- Many small operators offer opportunities to aggregate assets at competitive prices – Target < $2.00/Mcf

EMPIRE energy

IMPERIAL

OPERATIONAL STRATEGY

- Existing production of around 620 Mcf per day (net), increased following well workovers.
- Inventory of proved undeveloped reserves (PUDS) ~ 60 locations (100%) and a further +100 location (75%)
- Further PUDS identified to be secured by oil & gas leases
- Reduce operating and development costs by building oil and gas servicing assets, including earth moving equipment, drilling and service rigs
- Drilling rig and equipment currently contracting in local region

EMPIRE energy

IMPERIAL

ACQUISITION STRATEGY

- Disciplined acquisitions to enhance production profile
- Currently reviewing several potential acquisitions, in aggregate offering up to 750 Mcfe per day, +300 PUDS and +200 additional locations
- Project operator in all acquisitions
- Focus on Western Pennsylvania

EMPIRE energy

IMPERIAL

STRENGTHS

- Experienced, Pittsburgh, PA based operations team and Sydney based corporate team (see below)
- Significant operations management team ownership (25%)
- Geographical focus in the Appalachian Basin, USA
- Project operator with all assets
- Large potential upside through aggregation strategy
- LLC corporate structure allows pass direct through of net revenue and tax benefits (~85% of development costs in year 1) directly to members
- Completion of financing facility with Macquarie Bank (facility subject to defined drawdown hurdles and/or benchmarks)

EMPIRE energy

IMPERIAL

RECENT RESERVES REPORT

- Carrolltown JV (Imperial 75% Working Interest)
  - 20 producing wells
  - 3.7 Bcf net proved reserves
  - NPV10 = US$7.6m
- Empire Energy (Imperial 75% Direct Interest)
  - 134 producing wells
  - 3.4 Bcf net proved reserves; 7.0 Bcf proved un-developed
  - NPV10 = ~US$20.0m
  - +50 proved – undeveloped locations

EMPIRE energy

IMPERIAL

EXIT STRATEGY

Empire Energy exit / liquidity strategy:

- Merger with medium North American independent
- Listing on an international stock exchange

EMPIRE energy

IMPERIAL

EMPIRE ENERGY MANAGEMENT

Significant management ownership (25%) of Empire Energy

Bill Waller – President & Director

- Over 35 years with oil and gas exploration, development and drilling, lease acquisition, land management and marketing
- Originally with Sun Oil Company (Sunoco)
- Senior executive with Consolidated Natural Gas Company, one of the largest natural gas producers in the north eastern region of the USA
- Officer and shareholder Somerset Oil & Gas Company Inc, a medium sized northeast US natural gas operator with over 2,200 wells, 200,000 acres for development drilling, transportation networks and drilling operations. Sold to EOG Resources Inc in early 2000's.

EMPIRE energy

IMPERIAL

EMPIRE ENERGY MANAGEMENT

(Cont'd)

Bruce McLeod – SVP & Director

Allen Boyer – Vice President – Operations

- Began his career with Peoples Natural Gas (a public utility).
- Involved in the management and ownership of several mid-sized energy companies.
- Drilled thousands of wells in western Pennsylvania, New York, Ohio and West Virginia.

EMPIRE energy

IMPERIAL


EMPIRE
energy
IMPERIAL









EMPIRE energy

IMPERIAL

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	30-Nov-2007
Time	16:32:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proceedings at AGM

IMPERIAL

30 November 2007

Company Announcements
Australian Securities Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

RE: PROCEEDINGS AT ANNUAL GENERAL MEETING

As required by section 251AA(2) of the Corporations Act, the following statistics are provided in respect of each resolution dealt with at today's Annual General Meeting of members of the company.

Resolution 1: Adoption of Remuneration Report
Proxy votes were directed as follows:

For the motion	471,854,705
Against the motion	2,171,234
Proxies discretion	244,286
Abstain	Nil

The resolution to adopt the Remuneration Report was carried on a show of hands.

Resolution 2: Re-election of Kevin Torpey as a director
Proxy votes were directed as follows:

For the motion	473,384,705
Against the motion	641,234
Proxies discretion	244,286
Abstain	Nil

The resolution to re-elect Kevin Torpey as a director was carried on a show of hands.

Resolution 3: Re-election of Mark Maloney as a director
Proxy votes were directed as follows:

For the motion	473,944,705
Against the motion	81,234
Proxies discretion	244,286
Abstain	Nil

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

The Resolution to re-elect Mark Maloney as a director was carried on a show of hands.

Resolution 4 – Ratification of Share Issue
Proxy votes were directed as follows:

For the motion	473,723,991
Against the motion	301,948
Proxies discretion	244,286
Abstain	Nil

The resolution to ratify previous share issued was carried on a show of hands.

Resolution 5: Ratification of issue of unsecured convertible notes
Proxy votes were directed as follows:

For the motion	473,194,705
Against the motion	831,234
Proxies discretion	244,286
Abstain	Nil

The resolution to ratify the issue of unsecured convertible notes was carried on a show of hands.

Regards

D L Hughes
Company Secretary

END